Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Six Months Ended June 30, 2011	Year Ended December 31
		2010	2009	2008	2007	2006
Earnings:
Income before income taxes	32,532	57,694	29,160	30,345	15,259	4,207
Interest expense	12,261	—	—	—	—	—
Interest portion of operating leases	785	891	642	529	705	554
Amortization of Debt issuance costs	781	—	—	—	—	—
Equity in income of affiliated companies	(10)	—	—	(2)	(29)	(317)

Earnings for ratio calculation	46,349	58,585	29,802	30,872	15,935	4,444

Fixed charges:
Interest expense	12,261	—	—	—	—	—
Interest portion of operating leases	785	891	642	529	705	554
Amortization of Debt issuance costs	781	—	—	—	—	—

Total Fixed charges	13,827	891	642	529	705	554

Ratio of earnings to fixed charges	3.35	65.75	46.39	58.40	22.61	8.02